Exhibit 99.7

AMENDMENT NO. 6 TO EXCLUSIVE SUPPLY AGREEMENT

THIS IS AMENDMENT No. 6 to an Exclusive Supply Agreement dated September 28, 2018, as amended on December 7, 2018, December 11, 2018, July 2, 2019, September 11, 2019, and October 28, 2019 (collectively, the “Agreement”) by and between Noramco, Inc., a Georgia corporation, with offices at 500 Swedes Landing Road, Wilmington, Delaware 19801, USA (“Noramco”), and Cardiol Therapeutics Inc., an Ontario corporation located at 2275 Upper Middle Road East, Suite 101, Oakville, ON, Canada, L6H 0C3 (“Buyer”). Noramco and Buyer may be referred to herein each as a “Party” or together as the “Parties”, as the context may require. All capitalized words and phrases herein will have the meanings ascribed thereto in the Agreement except if otherwise defined in this Amendment.

WHEREAS the definitions used in this Amendment are the same as those used in the Agreement;

AND WHEREAS the Agreement requires Buyer to purchase API from Noramco in tranches and with certain Minimum Quantities, payments and timelines;

AND WHEREAS Noramco is willing to amend the Agreement on the terms set out in this Amendment.

NOW THEREFORE in consideration of good and valuable consideration, the receipt and sufficiency whereof is mutually acknowledged, the Parties agree with one another to modify the Agreement as follows:

(a)	Provided that Buyer enters into a supply agreement with Shoppers Drug Mart Limited and/or its affiliates (“Shoppers”), no later than May 31, 2020, for the supply to Shoppers of Products containing API, the Buyer will have exclusivity throughout the entire Term of the Agreement for all Products sold to retail pharmacies in Canada and Mexico (“Retail Exclusivity”). There will be no requirement for the Buyer to purchase API in any Minimum Quantity pursuant to Section 1.1.5 of the Agreement to maintain Retail Exclusivity.

(b)	The requirement for the Buyer to purchase API in any Minimum Quantity or Minimum Quantities pursuant to Section 1.1.5 of the Agreement will remain in effect in order for the Buyer to maintain its exclusivity in markets other than Retail Exclusivity.

(c)	Notwithstanding Section 1.1.5 of the Agreement, as amended, Noramco shall offer Buyer and charge Buyer the best available Price per unit of weight that is offered to any Noramco customer for API anywhere in Canada or Mexico, calculated on an EXW basis.

(d)	Nothing in the foregoing in this Amendment affects or modifies the existing obligations of Buyer to purchase from Noramco 100 percent of Buyer’s requirements for API for use in Products.

(e)	Noramco and Buyer mutually acknowledge that the other of them is in full compliance with the Agreement as of the date of this Amendment and that there exists no breach in the Agreement as of the date of execution hereof.

(f)	This Amendment shall be null and void if the Agreement with Shoppers referred to in (a) above is not signed by May 31, 2020.

(g)	In all other respects, the Agreement remains in force and unamended.

IN WITNESS WHEREOF, each of the Parties has caused its duly authorized representative to execute this Amendment as of the 12 day of November, 2019.

CARDIOL THERAPEUTICS INC.		NORAMCO, INC.

Signature:	[Redacted - Personal Information]	Signature:	[Redacted - Personal Information]
Print Name:	[Redacted - Personal Information]	Print Name:	[Redacted - Personal Information]
Title:	President and CEO	Title:	President and CEO

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